

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2011

Thomas C. McGraw
Chief Executive Officer
FNB Bancorp
975 El Camino Real
South San Francisco, CA 94080

Re: FNB Bancorp
**   Form 10-K for the fiscal year ended December 31, 2009**
**   Form 10-Q for the quarterly period ended March 31, 2010**
**   Form 10-Q for the quarterly period ended June 30, 2010**
**   Form 10-Q for the quarterly period ended September 30, 2010**
**   File No. 000-49693**

Dear Mr. McGraw:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3698 with any other questions.

                                    Sincerely,

                                    Mark Webb
                                    Legal Branch Chief